UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

HANCOCK HOLDING CO

(Name of Issuer)

Common Stock

(Title of Class of Securities)

410120-10-9

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	410120-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HANCOCK BANK TRUST DEPT 64-0169065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4500395.03

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

3,751,799.02

	8	SHARED DISPOSITIVE POWER

333,449.00

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,079,575.78

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
FOOTNOTES

Item 1.

(a)	Name of Issuer
Hancock Holding Company

(b)	Address of Issuer’s Principal Executive Offices
One Hancock Plaza 2510 14th Street Gulfport, MS 39501

Item 2.

(a)	Name of Person Filing
Hancock Bank Trust Department

(b)	Address of Principal Business Office or, if none, Residence
One Hancock Plaza 2510 14th Street Gulfport, MS 39501

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, par value $3.33 per share

(e)	CUSIP Number
410120-10-9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,500,395

(b)	Percent of class: 8.36

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,500,395

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,751,799

(iv)	Shared power to dispose or to direct the disposition of: 333,449

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Hancock Holding Company stock listed in Item 4 are held by the Trust Departments of Hancock Bank and Whitney Bank, as Trustee for 141 fiduciary accounts. Hancock Bank and Whitney Bank are wholly-owned subsidiaries of Hancock Holding Company. Within these accounts, the Trust Department of Hancock Bank has sole voting rights on 4,500,395.02 shares and shared voting rights on 0 shares. It has the sole right to dispose of 3,751,799.02 shares and shared right to dispose of 333,449.00 shares. No single account holds in excess of five percent of the total outstanding shares of Hancock Holding Company. Hancock Bank has no right to receive the dividends from such shares, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts). Hancock Bank has no right to receive the proceeds from the sale of such securities, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012	By:	/s/ C. Mark Duthu
Name: C. Mark Duthu
Title: Executive Vice President & Chief Trust Officer

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)